VIA EDGAR

November 29, 2017

Michael Clampitt

Staff Attorney

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    RTO Finance Corp

Offering Statement on Form 1-A

Filed November 21, 2017

File No. 024-10748

Dear Mr. Clampitt,

On behalf of RTO Finance Corp. (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) qualification Amendment No. 4 (“Amendment No. 4”) to the above-referenced Form 1-A. The Form 1-A has been revised to reflect certain changes as extracted below (as applicable) for easy reference. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 4 via EDGAR to reflect changes to the Form 1-A filed on November 21, 2017.

In addition, we are providing the following responses to your verbal comments, dated November 29, 2017, regarding the Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Cover page: revise the value of the 100 shares minimum.

Response:

Amended and revised.

Please provide updated public accountant consent letter.

Response:

Provided.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi

Adamson Brothers